

February 1, 2012

<u>Via Email</u>
Jikun Kim
Chief Financial Officer
AeroVironment, Inc.
181 W. Huntington Drive, Suite 202
Monrovia, CA 91016

> **Re:** **AeroVironment, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2011**
> **Filed June 22, 2011**
> **File No. 001-33261**

Dear Mr. Kim:

We have reviewed your response letter dated January 24, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K</u>
<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52</u>
<u>Revenue Recognition, page 54</u>

1. We note your response to our prior comment number one. Please revise your revenue recognition critical accounting policy to include a discussion of the two key factors which impact the reliability of management's estimates with respect to its changes in estimates on its contracts. Your revised disclosure should also indicate that any changes in accounting estimates on fixed price contracts recognized using the percentage of completion method of accounting were not material to your consolidated financial statements or its two reporting segments' measure of profit. The level of detail in your

revised disclosure should be consistent with the information provided in your response to us.

2.   Also, we note from your response to our prior comment number one that during the fiscal years ending April 30, 2011, 2010 and 2009, the Company's changes in estimates on its contracts were not material to the Company's financial statements, income from continuing operations, net income or earnings per share or its two reporting segments' measure of profit. With regard to the changes in estimates on your contracts, please tell us the aggregate amounts of the Company's favorable and unfavorable changes in estimates on its contracts during the fiscal years ended April 30, 2011, 2010 and 2009. Please note that pursuant to ASC 250-10-50-4, if the aggregate amounts of such adjustments are material, the notes to your financial statements should be revised to quantify the aggregate impact of changes in estimates on your results of operations for each period presented. We may have further comment upon review of your response.

You may contact Jean Yu at (202)551-3305 or myself at (202)-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief